Filed Pursuant to Rule 424(b)(3)

Registration No. 333-288328

PROSPECTUS SUPPLEMENT NO. 3

(to Prospectus dated April 7, 2026)

NAMIB MINERALS

PROSPECTUS FOR
Up to 87,548,686 Ordinary Shares

Up to 18,576,712 Ordinary Shares Issuable Upon Exercise of Warrants

Up to 7,212,394 Warrants to Purchase Ordinary Shares

This Prospectus Supplement No. 3 (this “Supplement”) updates and supplements the prospectus dated April 7, 2026 (the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (File No. 333-288328) (as amended, the “Registration Statement”), related to (i) the offer and resale from time to time by the Selling Securityholders of up to (a) 87,548,686 Ordinary Shares (including 7,212,394 Ordinary Shares issuable upon the exercise of the Sponsor Warrants), and (b) 7,212,394 Sponsor Warrants, and (ii) the issuance by us of up to 18,576,712 Ordinary Shares upon exercise of the Warrants. Capitalized terms used in this Supplement and not otherwise defined herein have the respective meanings ascribed to them in the Prospectus.

The purpose of this Supplement is to update and supplement the information included in the Prospectus with the information contained in our Report on Form 6-K which was furnished to the U.S. Securities and Exchange Commission (the “SEC”) on July 17, 2026 and is included immediately following the cover page of this Supplement. This Supplement is not complete without, and may not be utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

We may further amend or supplement the Prospectus and information in this Supplement from time to time by filing amendments to the Registration Statement or other supplements to the Prospectus, as required. You should read the entire Prospectus, this Supplement, any amendments to the Registration Statement, or subsequent supplements to the Prospectus (to the extent information therein is not superseded by more up to date information in subsequent supplements or amendments to the Prospectus) carefully before you make your investment decision.

Our Ordinary Shares are listed on the Nasdaq Global Market under the symbol “NAMM,” and our Warrants are listed on the Nasdaq Capital Market under the symbol “NAMMW.” On July 16, 2026, the closing trading prices of our Ordinary Shares and Warrants were $1.42 and $0.20, respectively.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “RISK FACTORS” BEGINNING ON PAGE 8 OF THE PROSPECTUS.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THE PROSPECTUS, AS SUPPLEMENTED BY THIS SUPPLEMENT, IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Supplement is July 17, 2026.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number 001-42685

Namib Minerals

(Translation of registrant’s name into English)

Suite 210, 2nd Floor, Windward III

Regatta Office Park, PO Box 500

Grand Cayman, Cayman Islands, KY1-1106

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

EcoBank Term Loan Facility

On June 5, 2026, Bulawayo Mining Company (Private) Limited (the “How Mining Company”), a wholly owned subsidiary of Namib Minerals (the “Company”), entered into a Facility Agreement (the “Facility Agreement”) with Ecobank Zimbabwe Limited (“Ecobank”) for the creation of a new term-loan facility for an aggregate amount of $5.0 million (Five Million Dollars) (the “Term Loan Facility”). The Term Loan Facility has a term of thirty-six (36) months and expires on May 31, 2029. The Term Loan Facility will carry a base lending rate of 12% per annum minus a margin of 1% per annum and is subject to an acceptance fee of 1% of the total facility amount and a drawdown fee of 0.5% of the amount drawn down. The purpose of the Term Loan Facility is to finance mining development including hoist, expansion and maintenance of a milling plant and drilling equipment.

In connection with the Term Loan Facility and pursuant to the Facility Agreement, How Mining Company has entered into (i) a Security Agreement dated June 23, 2026, creating a security interest valued at $7.5 million in favor of Ecobank over certain plant and machinery owned and to be owned by How Mining Company, and (ii) a tripartite assignment agreement with Fidelity Gold Refinery (Private) Limited (“Fidelity”) and Ecobank, dated June 23, 2026, providing for the assignment and routing of at least $3,000,000 (Three Million Dollars) monthly from gold-sales to Fidelity through How Mining Company’s account held at Ecobank and creation of a lien upon certain proceeds or receivables due from Fidelity to How Mining Company in favor of Ecobank.

The Facility Agreement contains customary restrictive covenants applicable to How Mining Company and requires Ecobank’s prior consent for certain actions, including the incurrence of additional indebtedness, the acquisition of businesses, assets, or equity interests in third parties, and the repayment of shareholder loans or redemption of share capital.

The foregoing description of the Facility Agreement does not purport to be complete and is qualified in its entirety by reference to the Facility Agreement, copy of which is furnished as Exhibit 10.1 to this Report.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Facility Agreement

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAMIB MINERALS

By:	/s/ Siphesihle Mchunu
Name:	Siphesihle Mchunu
Title:	Chief Financial Officer

Date: July 17, 2026

2

Exhibit 10.1

05 June 2026

EZWCIB2026/06/07

The Directors
Bulawayo Mining Company (Private) t/a How Mine
P.O Box 2259
Bulawayo
Zimbabwe

ATTENTION: Mr. Tavepi Dafana

Dear Sirs,

RE:	BANKING FACILITIES FROM ECOBANK ZIMBABWE LIMITED

We are pleased to advise that Ecobank Zimbabwe Limited has approved your request for financing.

The facility is being granted under the following terms and conditions.

1.	Lender:	Ecobank Zimbabwe Limited (hereinafter referred to as ‘the Bank or ‘Ecobank’ or ‘EZW’)

2.	Borrower:	Bulawayo Mining Company (Private) Limited t/a How Mine (hereinafter referred to as ‘the Borrower’)

3.	Facility Type:	Term Loan-Asset Finance

4.	Amount:	USD5,000,000.00 (Five Million United States Dollars)

5.	Description:	The facility shall be utilised to finance mining development, including hoist, expansion and maintenance of a milling plant, drilling equipment.

6.	Drawing	The facility shall be drawn down as a term loan with a maximum drawdown tenor of 36 months.

7.	Repayment:	The facility shall be repaid in monthly amortizing instalments comprising of both the principal amount and interest.

The facility shall be repaid in United States Dollars from gold sales proceeds.

8.	Tenor:	The facility shall be available for 36 months.

9.	Facility expiry date:	31 May 2029

10.	Pricing

10.1	Facility processing fee:	1% flat of the facility amount payable on acceptance of this facility letter.

10.2	Drawdown fee:	0.5% flat of the amount drawn down.

10.3	Interest Rate:	The current applicable USD base interest rate is 12% per annum. Interest shall accrue at the Base Interest rate minus a margin of 1.0% per annum

Ecobank Zimbabwe Limited	Tel: (263-242) 851644-9
Registered Commercial Bank	(263-242) 886607/8/086 770 08434
4 Piers Road, BOX BW 1464	Fax: (263-4) 851630-31
Harare - Zimbabwe.	Web: www.ecobank.com

Board of Directors: P. Ncube (Chairman), T. Bere, G. Bwanya, C. Chipfumbu - Kangara, E. Rabvukwa, J. Anan-Ankomah (R. Fordwuo - Alternate), M. Svova, J. Shumbanhete (Finance Director), M. Kurenjekwa (Managing Director)

Bulawayo Mining Company (Private) Limited – Banking Facilities 1

The base rate is subject to change based on the changes in market conditions. Any such change in the base rate shall be advised to you in writing.

10.4	Penalty Rate:	In the event of default in repaying the funded loan, penalty interest shall accrue at 8% per annum over and above the interest payable as specified in clause 10.3 above.

11.	Security/Support

This security shall be supported by the following:

11.1	Registration of a Security Interest valued at USD7,500,000.00 United States Dollars in favour of Ecobank Zimbabwe over the plant and machinery currently owned and to be owned by the Borrower. The Security Interest shall be registered with the Collateral Registry in terms of the Movable Property Security Interests Act [Chapter 14:35]. This shall be supported by the execution of a Movable Property Security Interests Agreement between EZW and the Borrower.

11.2	Cession of all Risks Insurance Policy over the movables above in favour of the Bank noting Ecobank Zimbabwe Limited as the first loss payee. The insurance policy shall be issued by Ecobank Bancassurance on the customer’s account before drawdown or on the next renewal date within the duration of the facility whichever occurs earlier. The insurance policy will be automatically renewed on its expiry provided the facility is still running or any amounts are due and payable by the client under this facility. The client’s account will be debited accordingly with the insurance premium payable at any given time.

11.3	A Tripartite Assignment Agreement to be executed by Ecobank Zimbabwe Limited, the Borrower, and Fidelity Refinery (Private) Limited, in terms of which the Borrower shall assign and route all gold-sales proceeds due to itthrough its account held Ecobank Zimbabwe.

11.4	The Borrower undertakes to establish and maintain a sinking fund for the benefit of the Lender. The balance in such sinking fund shall always be not less than an amount equal to two upcoming instalments under the amortization schedule of the Loan, thereby ensuring that at least one instalment is always prepaid or reserved.

11.5	The bank may register additional security to the above listed security

12.	SETOFF

The Bank may, in the event of default and notwithstanding any settlement of account or other matter whatsoever, combine or consolidate all or any of the existing and future accounts of the Borrower with the Bank, including accounts in the name of the Bank whether current, deposit, loan or of any other nature whatsoever, whether subject to notice or not and in whatever currency denominated and whether held in the name of the Borrower alone or jointly with others wherever situate and set off or transfer any sums standing to the credit of any one or more such accounts in or towards satisfaction of any obligations and liabilities to the Bank of the Borrower whether such liabilities be present, future, actual, contingent, primary, collateral, joint or several and the Borrower expressly waives any rights of set-off that the Borrower may have, so far as is permitted by law, in respect of any claim which it may now or at any time hereafter have against the Bank and the Bank may use any such money to purchase any currency or currencies required to effect such application.

13.	CONDITIONS PRECEDENT

Drawdowns under the facility will be permitted subject to fulfillment of the following conditions precedent:

13.1	Submission of certified copies of the Borrower’s Certificate of Registration or Incorporation and the Borrower’s Memorandum and Articles of Association and any other founding documents

13.2	Execution of facility letter confirming acceptance of the Terms and Conditions of this facility

Bulawayo Mining Company (Private) Limited – Banking Facilities 2

13.3	A supporting resolution by the Borrower, authorising the acceptance of the Facilities and the granting of the Security.

13.4	Execution of a Deposit Domiciliation and Right to set off Agreement between EZW and the Borrower wherein the Borrower commits to route a minimum of at least USD3,000,000 monthly through their account held at Ecobank Zimbabwe Limited and wherein EZW shall have the right to set off any outstanding amounts against account balances held in any of the Borrower’s accounts with EZW.

13.5	Execution of security conditions as specified under clauses 11 above. In the event that the Borrower fails to fulfil any such security undertaking, the Bank shall be at liberty to cancel on this agreement.

14.	COVENANTS

The Borrower hereby undertakes and covenants to the Bank that, for so long as any amount is outstanding by the Borrower to the Bank in terms hereof:

14.1	The Borrower shall submit quarterly management accounts to the Bank within 30(thirty) days from the end of each quarter. The management accounts should include a statement of comprehensive income reflecting month by month performance as well as year to date performance, statement of financial position and statement of cash flows supported by latest aged debtors’ list and aged creditors’ list.

14.2	The Borrower shall submit annual audited financial statements prepared with applicable accounting standards signed by the Borrower’s Directors within 120 days from the end of the financial year to which they relate. The financial statements should include a statement of the Borrower’s comprehensive income, statement of financial position, statement of cash flows and statement of changes in equity with the accompanying notes to the financials.

14.3	The Borrower shall provide such other returns and information as the Bank may reasonably request.

14.4	The Borrower shall notify the Bank of any proposed change in senior management of the Borrower and any proposed change in. effective ownership or control of the Borrower within 10 days from the date the change occurs. Any change in control of the Borrower will not affect any collateral held by the Bank nor will it release any surety from suretyship unless the Borrower offers an alternative surety or any security to the satisfaction of the Bank.

14.5	The Borrower shall notify the Bank as soon as it becomes aware of any circumstance or breach of the terms of any licence under which the Borrower carries on business, which may result in the revocation of or refusal to renew any such licence.

14.6	The Borrower shall forthwith upon becoming aware of same, inform the Bank of the occurrence of any event likely to prejudice its ability to repay and/or comply with its obligations hereunder and/or any security becoming invalid or unenforceable in any respect.

14.7	The Borrower shall conduct its business and operations in compliance with all laws, regulations, permissions and authorities applicable to it and keep books and records in respect of all of its businesses and affairs in accordance with generally accepted accounting principles and practices.

14.8	The Borrower shall be required to submit a detailed debtors aged analysis report upon Bank’s request, in such form and for such period(s) as the Bank may request.

14.9	The Borrower shall be required to submit a detailed aged sales analysis report upon Bank’s request, and in event of no request at least quarterly, in such form and for such period(s) as the Bank may request.

15.	OTHER CONDITIONS OF LENDING

15.1	Borrower to continue operating and maintaining his current accounts at Ecobank.

15.2	Borrower to provide any additional information deemed necessary and requested for by Ecobank Zimbabwe Limited in support of the facility.

15.3	Furthermore, the terms and conditions of the facility may be varied or changed at any time at the option of the Bank on notice to the Borrower, in light of market conditions, promulgation of law or regulations, or the issuance of a directive with which the Bank must comply.

Bulawayo Mining Company (Private) Limited – Banking Facilities 3

15.4	Borrower shall meet all its statutory obligations including but not limited to settlement of payments due PAYEE, VAT, INCOME TAX and other such bodies and to obtain/renew all relevant licenses, permits or authorization for its operations. Ecobank may if it deems fit request for documentary evidence of this in which event the Borrower shall furnish same to the Bank

15.5	Ecobank reserves the right, on 30 days’ written notice to the Borrower, to call in its facility in the event that the Bank is not satisfied with the level of sales proceeds routed through the account at Ecobank.

15.6	Payment of all amounts owing by the Borrower to the Bank pursuant to this facility letter shall be apportioned first in respect of fees and costs contemplated in clause 10, therein in respect of any interest accrued and thereafter in respect of the outstanding capital amount.

15.7	Any and all payments made to the Bank hereunder shall be made free of set off, tax free and clear of and without deductions for any imposts, including present or future taxes, levies, deductions, charges or withholdings, and all liabilities with respect thereto, unless stipulated otherwise by law. If the Borrower shall be required by law to deduct any taxes from or in respect of any sum payable hereunder, the sum payable shall be increased as may be necessary so that after making all required deductions (including deductions applicable to additional sums payable under this clause) the Bank shall receive an amount equal to the sum it would have received had no such deduction been made.

15.8	In the event of a default on any facility or amount advanced to the Borrower, the Bank reserves the right to inspect all books and records of the Borrower at the Borrower’s premises or where such books and records are otherwise situated.

15.9	Unless otherwise agreed by the Bank, any security that is presently held by the Bank for other banking facilities will also serve as security for this facility and no property of the Borrower which is subject to a mortgage, charge, pledge or lien in favour of or vested in the Bank shall be redeemed except on payment not only of all money secured by the mortgage or charge but also of all moneys secured under this facility agreement.

15.10	The Security to be taken by the Bank shall be in a form acceptable and agreed by the Bank and shall be prepared, executed and perfected at the Borrower’s expense by lawyers of the Bank’s choice.

15.11	The Borrower shall not be entitled to assign all or any part of its obligations or benefits under this Facility Agreement without the prior written consent of the Bank.

15.12	The Borrower shall reimburse to the Bank on demand on a full indemnity basis (whether or not the facilities are drawn down) all valuation and conveyancing fees and other out of pocket expenses (including stamp duties and Value Added Tax) incurred by the Bank in connection with the creation or any revaluation of the Security.

15.13	In the event of a rental receivable facility being availed to the Borrower by the Bank we agree to waive any and all rentals due, landlords’ liens and security interests, whether statutory, contractual or otherwise in favour of the Bank.

15.14	The Borrower agrees to notify the Bank by giving at least thirty (30) calendar days’ notice of change of address and the new address to which notice shall be given to it thereafter.

16.	WARRANTIES & UNDERTAKINGS

The Borrower warrants to the Bank that:

16.1	The Borrower makes the representations and warranties set out in this Clause 16 to the Bank.

16.2	The Borrower is a corporation, duly incorporated and validly existing under the laws of Zimbabwe.

16.3	The Borrower has the power to own its assets and carry on its business as it is being conducted.

16.4	The obligations expressed to be assumed by Borrower and each document concluded pursuant to these facilities being granted are legal, valid, binding and enforceable obligations.

16.5	The entry into and performance by Borrower in terms of this Agreement and ancillary security documents do not and will not conflict with:

i.	Any law or regulation applicable to the Borrower

ii.	Such Borrower’s constitutional documents; or

Bulawayo Mining Company (Private) Limited – Banking Facilities 4

iii.	Any Agreement or instrument binding upon the Borrower or any of such assets or constitute a default or termination event (however described) under any such Agreement or instrument.

16.6	The Borrower has the power to enter into, perform and deliver, and has taken all necessary action to obtain authority to enter into, perform and deliver in terms of this facility letter.

16.7	No limit of the Borrower’s powers will be exceeded as a result of the borrowing, grant of security or giving of guarantees or indemnifies contemplated by any of the Agreements with the Bank to which the Borrower is a party.

16.8	No corporate action, legal proceeding, insolvency proceedings or other procedure has been taken or, to its knowledge, threatened in relation to the Borrower or its parent body.

16.9	No Event of Default and, on the date of this Agreement and the Disbursement Date, no Default is continuing or is reasonably likely to result from the making of any of the facilities provided for in this Agreement.

16.10	No other event or circumstance is outstanding which constitutes (or, with the expiry of a grace period, the giving of notice, the making of any determination or any combination of any of the foregoing, would constitute) a default or termination event (however described) under any other Agreement or instrument which is binding on the Borrower or to which its assets are subject which has or is reasonably likely to have a material adverse effect on the business of the Borrower.

16.11	Save as disclosed in writing to the Bank prior to the date of this Facility Agreement:

16.12	Any factual information presented to the Bank was true and accurate in all material respects as at the date of the relevant report or document containing the information or (as the case may be) as at the date the information is expressed to be given.

16.13	No event or circumstance has occurred or arisen and no information has been omitted and no information has been given or withheld to the knowledge of the Borrower that results in the information, opinions, intentions, forecasts or projections contained in the relevant report or document delivered to the Bank being untrue or misleading in any material respect; and

16.14	All material information provided to the Bank by or on behalf of the Borrower in connection with this Facility Agreement and the transactions contemplated thereby on or before the date of this Facility Agreement and not superseded before that date is to the knowledge of the Borrower accurate and not misleading in any material respect and all projections provided to the bank on or before the date of this Facility Agreement have been prepared in good faith on the basis of assumptions which were reasonable at the time at which they were prepared and supplied.

16.15	There are no liabilities, whether direct or indirect, fixed or contingent, as of the dates of the financial statements/accounts submitted to the Bank pursuant to Clauses 14.1 and 14.2 which are not reflected therein or in the notes thereto.

16.16	The Borrower has not breached any law or regulation which breach has or is reasonably likely to have a Material Advert Effect.

16.17	The Borrower maintains an Anti-Corruption and Bribery Policy and ensures that it does not engage in any corruption and bribery activities.

16.18	The Borrower shall obtain, comply with the terms of, and do all that is necessary to maintain in full force and effect all authorisations, approvals and consents from any person to enable it lawfully to enter into and perform its obligations under this agreement or any agreement ancillary thereto, including the formal registration of any agreements requiring same. The Borrower hereby irrevocably appoints the Bank as its true and lawful attorney and agent irrevocably and in rem suam, with power of substitution to effect compliance with this clause.

16.19	The Borrower shall immediately notify the Bank in writing, upon becoming aware thereof, of the details of any litigation, arbitration, quasi-judicial or administrative proceedings which are current, threatened or pending, and which might, if adversely determined, have a material adverse effect on the financial position of the Borrower or the ability of the Borrower to perform its obligations in terms of this Facility Agreement.

16.20	The Borrower shall not, without the prior written consent of the Bank (which consent shall not unreasonably withheld) -

16.20.1	Issue any debentures.

Bulawayo Mining Company (Private) Limited – Banking Facilities 5

16.20.2	Grant or receive any loan or extend any credit or incur any liability of whatsoever nature other than in the ordinary course of business.

16.20.3	Acquire any of its own shares or permit any of its subsidiaries to acquire any of its shares.

16.20.4	Become surety or guarantor or give any indemnity for or on behalf of any third party or render itself liable in any way whatsoever for the liabilities or obligations of any third party.

16.20.5	Acquire any business or assets (including capital expenditures) or any shares or other interest in any third party.

16.20.6	Incorporate any subsidiary or subscribe for or purchase any shares in any entity or enter into any partnership, joint venture or other agreement, arrangement or undertaking with any person or entity for the joint development of any business or the sharing of any assets or services derived from any business, which is or has the effect of being an acquisition.

16.20.7	Redeem of purchase any of its share capital in any manner and to any extent.

16.20.8	Change the nature of the business conducted by it as at the signature date.

16.20.9	Cease carrying on business.

16.20.10	Repay any shareholders’ loans.

16.20.11	Do or omit to do anything which may in any manner prejudice the Bank’s right and/or ability to receive repayment of the capital sum and all other amounts owing to the Bank on due date.

16.20.12	Borrow any further from other institutions without the Bank’s written consent, failure of which the Bank shall reserve the right to call up the facility.

16.21	The Borrower irrevocably undertakes not to use the proceeds of any facility under this Facility Agreement to assist in a venture or project which involves or may in any way be linked or be construed to be linked to an illegal activity including but not limited to illicit drug trafficking, money laundering, participating on the foreign currency parallel market, speculative activities, the sale of arms and weapons of war and terrorist activity. The Borrower thereby agrees to indemnify, protect, defend and hold harmless the Bank from and against any and all liabilities, claims, including judgments, penalties, damages, attorney’s legal costs, expenses that may arise out of the Borrower’s non-compliance with this Clause.

16.22	This Facility Agreement is entered into by the Bank relying on warranties and undertakings in this Clause 16 each of which is deemed to be material and to be a material representation inducing the Bank to enter into this agreement. The Borrower indemnifies the Bank against all losses, liabilities, damages (including consequential damages) and expenses (including all legal expenses reasonably incurred by the Bank) that the Bank may suffer or incur arising out of or in connection with a breach of any of the warranties in this Clause.

17.	EVENTS OF DEFAULT

The following events shall constitute events of default:

17.1	Non-payment of principal and interest on loan facility due dates; or

17.2	Breach of any of the terms and conditions owing by the Borrower under this Facility Agreement; or

17.3	Material adverse change in the management, business, or financial position. “Material adverse change” shall mean a material adverse change which, affects the Borrower’s ability to meet its payment obligations under the facility agreement, whether such change or circumstance was in existence at or before the signature date or arose thereafter; or

17.4	If the Borrower gives any notice of, or takes any steps to convene, a meeting of its shareholders to adopt a resolution placing it in liquidation or under judicial management, in either case whether provisionally, voluntarily or finally; or

17.5	If the Borrower is placed, provisionally or finally, in voluntarily or compulsory liquidation, or under judicial management, or suffers any similar disability or takes any steps or passes any resolutions to have itself placed provisionally or finally in voluntary or compulsory liquidation or under judicial management or enters into a scheme of arrangement or compromise with its creditors or any similar disability; or

Bulawayo Mining Company (Private) Limited – Banking Facilities 6

17.6	If an attachment, execution or other legal process is levied, enforced, issued or sued out on or against any assets of the Borrower or of any surety/guarantor for the Borrower’s indebtedness to the Bank, and is not discharged or stayed within 30 (thirty) days of service by the relevant officer of the court of such attachment, execution or other legal process; or

17.7	Should a writ of execution issued by any competent court attaching any assets belonging to either the Borrower or any Surety remain unsatisfied for more that 7 (seven) days after the date on which it is issued; or

17.8	If any surety/guarantor in respect of the Borrower’s indebtedness to the Bank commits any breach of its obligations to the Bank, whether as Surety/Guarantor or otherwise; or

17.9	If the Borrower breaches any of the covenants in Clause 14 and fails to remedy the breach within 60 days of receiving notice from the Bank to remedy such a breach, if capable of being remedied: or

17.10	Should any, representation, warranty or undertaking made in connection with this Facility Agreement or any documentation supplied by the Borrower be, in the Bank’s opinion, materially incorrect; or

If an event of default occurs then, in any such event, the full amount of the Facilities and any other facilities accorded to the Borrower by the Bank, then outstanding (whether or not it is due for payment), and all charges accrued thereon, together with additional interest under this Facility Letter shall immediately become due and payable. In addition, the Bank shall have the right to exercise all other remedies available to it under the laws of Zimbabwe.

For the sake of clarity, it is recorded and agreed that the events of default outlined in this clause shall not be capable of being remedied for purposes of this Facility Agreement.

If as a result of the Borrower’s default in terms of this agreement, the Bank instructs its Legal Practitioners to make demand or institute legal proceedings against the Borrower, the latter shall be responsible for, and shall, on demand, pay for all legal costs and disbursements so incurred, including all collection charges and costs on an attorney and client scale.

18.	AVAILABILITY

It is the practice of the Bank to review all credit facilities continuously in the light of the financial condition of the borrower. Therefore, notwithstanding anything in this proposal to the contrary, this facility is regarded as repayable on demand, at the option of the bank.

Funding of the Borrower’s requirements under the terms stated hereof shall be subject to the bank being able to raise the funding to avail same to the borrower

Nothing contained herein shall preclude the Bank from advancing a sum in excess of that referred to in clause 4 hereof and recovering and recovering the same in the event of default.

19.	RENOUNCIATION OF BENEFITS

The Borrower expressly waives and renounces the legal benefits and exceptions non numeratae pecuniae (that the money has not been paid to the Borrower), non-causa debiti (that no just cause exists for the Borrower’s indebtedness), no value received, revision of accounts, de errori calculi (that the Borrower’s indebtedness has been calculated incorrectly), ordinis seu excussionis et divisionis (that co-principal debtors must first be excussed and that there will be a division of debt between co-principal debtors) and, where applicable, the benefit of de duobus vel pluribus reis debendi, (that two or more co-mortgagors will become jointly and severally liable), and the Borrower declares itself to be fully acquainted with the meaning and effect of these benefits and exceptions and of their remuneration.

20.	MISCELLANEOUS

Borrower shall be responsible for any disbursement and legal fees and expenses incurred in documenting this facility. The loan agreement shall be in accordance with the laws of Zimbabwe. Ecobank may charge the account of the borrower with the monthly fees and expenses associated with the facility.

The commitment is conditional upon (i) the preparation, execution and delivery of legal documentation in the form and substance satisfactory to Ecobank Zimbabwe Limited and its Counsel substantially incorporating the terms and conditions outlined or referred to above and (ii) the absence of a material adverse change in the financial condition.

Bulawayo Mining Company (Private) Limited – Banking Facilities 7

Please note that all banks are required to make available information concerning credit facilities to the Reserve Bank of Zimbabwe (RBZ). Information on this credit facility will therefore be made available to the Central Bank.

21.	COMPLIANCE WITH ENVIRONMENTAL LAWS

21.1	The Borrower shall comply with all laws, sector specific directives and international Regulations safeguarding the environmental and social standards as well as provide documentary evidence of its previous environmental and social management practices such as:

i.	Recent Environmental and Social Management Performance Report submitted to the relevant authority; or

ii.	Documents related to the Environmental and Social Management activities on a previous project/work.

21.2	The Borrower shall, upon the acceptance of the facility and commencement of the project/work avail the Bank the under-listed documents for a more specific Environmental and Social Management due diligence.

i.	Approved Environmental Impact Assessment/ Environmental and Social Impact Assessment.

ii.	Approved Environmental and Social Management Plan.

iii.	Applicable Certificates; and

iv.	Such documents as the Bank may require from time to time.

22.	COMPLIANCE WITH PREVAILING ANTI-MONEY LAUNDERING /COMBATING FINANCING OF TERRORISM LEGISLATION

22.1	The Borrower must provide the Bank or its nominee(s) with whatever documents and information the Bank may from time to time require for the Bank to comply with its obligations in terms of the prevailing AML/CFT legislation, regulations and directives. This applies equally to the Bank’s obligation to comply with all relevant guidance notes applicable to the banking sector or with the Bank’s own internal policies and procedures for establishing the identity of the parties with which the Bank contracts or for verifying any information the Bank receives.

22.2	The Bank may from time to time ask the Borrower, its employees, representatives or agents such questions as in the Bank’s discretion may help verify and transaction or establish that the Borrower’s use of any banking facility is consistent with the nature, size and frequency of transactions one would ordinarily expect for the Borrower’s business. The Borrower must ensure that these questions are answered promptly and to the satisfaction of the Bank to enable the Bank to comply fully with its obligations in terms of the prevailing AML/CFT legislation.

22.3	The Borrower shall maintain clear and effective controls over money laundering ensuring compliance with local and international money laundering regulations.

23.	ILLEGALITY & AVAILABILITY OF FUNDS

23.1	In the event that it becomes illegal for the Bank to lend or maintain its commitment to the Borrower in respect of these facility/facilities, the Borrower will be obliged to repay all outstanding amounts owing to the Bank and / or the Bank’s commitment shall be cancelled.

23.2	The Bank shall not be liable for any failure to perform its obligations hereunder resulting directly or indirectly from the action or inaction of any government or local authority or any strike, boycott, blockade, Act of God, civil disturbance or for any other act which is beyond the control of the Bank.

24.	GOVERNING LAW & JURISDICTION

24.1	This Agreement shall be interpreted and construed in accordance with the laws of Zimbabwe and the courts of Zimbabwe shall have jurisdiction to settle any dispute or claim arising out of, or in connection with this Facility Agreement without prejudice to the exclusive right of the Bank to institute proceedings against the Borrower in respect thereof in any other jurisdiction, whether concurrently or not.

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24.2	The Borrower irrevocably agrees that any judgment in any proceedings brought in the courts of Zimbabwe shall be conclusive and binding on it and may be enforced in the in the court of any other jurisdiction.

25.	GENERAL

25.1	This Agreement constitutes the sole record of the agreement between the parties in relation to its subject matter.

25.2	No party shall be bound by any representation, warranty, promise or the like not recorded in this Facility Agreement.

25.3	No suspension of a right to enforce any term of this agreement and no pactum de non petendo shall be of any force or effect unless in writing and duly signed by or on behalf of the parties.

25.4	No indulgence granted by the Bank to the Borrower shall constitute a waiver of any of the rights of the Bank unless in writing signed by both parties.

25.5	The provisions of this agreement shall be binding upon the successors-in-title and the permitted assigns of the parties. Accordingly, the rights and obligations of each party pursuant to this agreement shall devolve upon and bind its successors-in-title and permitted assigns.

25.6	No remedy conferred by this agreement is intended, unless specifically stated, to be exclusive of any other remedy which is otherwise available at law, by statute or otherwise. Each remedy shall be cumulative and in addition to every other remedy given hereunder or now or hereafter existing at law, by statute or otherwise. The election of any one or more remedy by a party shall not constitute a waiver by such party of the right to pursue any other remedy available at law.

25.7	The Borrower hereby acknowledges and authorises the collection, processing, disclosing, sharing and transferring of information pertaining to the Borrower and its related parties to and from any credit reference agencies. The Borrower also agrees that the credit reference agencies may in return, make the Borrower’s records and details available to other credit grantors.

25.8	A certificate signed by any manager of the Bank (whose appointment or authority need not be proved) as to any amount owing to the Bank under the facility agreement, by the Borrower, the rates of interest and other fact stated therein, shall, on its mere production, be prima facie proof of the content of such certificate. The onus of proof to prove errors in calculations by the Bank, is on the Borrower.

25.9	If any part of the loan facility is denominated in a foreign currency (“the currency of the account”), payment under or the repayment of such loan facility will only be made in such foreign currency. Any money received by the Bank, in a currency other than the currency of the account may be converted by the Bank into the currency of the account or such other currency as the Bank considers necessary to cover the obligations or liabilities of the Borrower. The Bank shall use the Bank’s spot rate of exchange for such conversion. In exercising the aforementioned rights to switch foreign currency indebtedness into the local currency of Zimbabwe or the currency of the account, the Bank will not be liable for any losses resulting from exchange rate fluctuations.

25.10	Each provision of this Facility Agreement is severable, the one form the other and, if at any time any provision is or becomes or is found to be illegal, invalid, defective or unenforceable for any reason by any competent court, the remaining provisions shall be of full force and effect and shall continue to be of full force and effect.

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26.	ADDRESSES

The physical address, email address, facsimile, telephone or cellular phone number (and the department or officer, if any, for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered under or in connection with this Facility Letter is that identified with its name below:

Ecobank Zimbabwe Limited	Bulawayo Mining Company Private Limited
Address: 4 Piers Road,	Address: P.O Box 2259
BOX BW1464,	Bulawayo
Harare	Zimbabwe
Telephone Number: 263242851644	Telephone Number: +263 777821077
Cellphone Number: 0773048537	Cellphone Number: +263 777821077
Email address: cmutasa@ecobank.com	Email address: GMuseta@namibbmc.com

Attention: Christopher Mutasa	Attention: George Museta

27.	ACCEPTANCE

To indicate the Borrower’s acceptance of the foregoing, kindly initial each page of the duplicate of this letter, and sign the final page of this letter and return it to the Bank within 14 days from the date of this Facility Letter, together with the following:

27.1	A copy, certified to be true by the Company Secretary of the Borrower, of a resolution from the Borrower’s Board of Directors

27.2	Accepting the terms and conditions of this Facility Letter as stated

27.3	Authorising a specified person or persons to sign and return the duplicate of this Facility Letter to the Bank

27.4	Authorising a specified person or persons to provide the Security, duly executed and registered; and

27.5	Authorising the Bank to accept instructions and confirmations in connection with the Facilities signed in accordance with the mandate given by the Borrower to the Bank.

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We trust that the foregoing is acceptable to you and will lead to a long and mutually beneficial association.

Yours faithfully

For ECOBANK Zimbabwe Limited		ECOBANK Zimbabwe Limited

/s/ Tendayi Chiweshe		/s/ Hazvibviri Njokoya
Tendayi Chiweshe		Hazvibviri Njokoya
Senior Account Manager		Head-Commercial and Consumer Banking

DATE 05/06/2026		DATE 05/06/2026

Witness Name: CHARIRWE PROMISE		Witness Name: FRANK NYAUCHI

Signature:	/s/ CHARIRWE PROMISE	Signature:	/s/ FRANK NYAUCHI

For Bulawayo Mining Company		For Bulawayo Mining Company

/s/ Ophir Gwede		/s/ Tavepi Dafana
Ophir Gwede		Tavepi Dafana
Mine Manager		Managing Director

DATE 05/06/2026		DATE 05/06/2026

Witness Name: ISAAC SHUMBASHAYA		Witness Name: George Museta

Signature:	/s/ ISAAC SHUMBASHAYA	Signature:	/s/ GEORGE MUSETA

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